MEMORANDUM

TO:	Division of Corporation Finance Securities and Exchange Commission

FROM:	Whiting Petroleum Corporation Whiting USA Trust I

DATE:	April 11, 2008

RE:	Whiting USA Trust I Amendment No. 1 to Registration Statement on Form S-1 Filed on March 10, 2008 File No. 333-147543	Whiting Petroleum Corporation Amendment No. 1 to Registration Statement on Form S-3 Filed on March 10, 2008 File No. 333-147543-01
This memorandum sets forth the responses of Whiting Petroleum Corporation (“Whiting”) and Whiting USA Trust I (the “Trust” and, collectively with Whiting, the “Registrants”) to the comments contained in the letter, dated April 4, 2008, of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Registration Statement (the “Registration Statement”). For the convenience of the Staff, each of the Staff’s comments is repeated below in italics, and set forth below each such comment is the Registrants’ response.
General
1.	We note your responses to our prior comments 5 and 6 and remind you that you will need to provide current and updated disclosure with each amendment. Also, we will need sufficient time to review all new disclosure and exhibits.

The Registrants have filed all exhibits with Amendment No. 2 to the Amended Registration Statement (the “Amended Registration Statement”). The Registrants also have filled in all blanks and provided current disclosure in the Amended Registration Statement other than information that may be omitted under Rule 430A.

2.	We note your response to prior comment 9. Provide new disclosure under appropriate captions to make clear to the reader why this information, including detailed executive compensation disclosure, does not appear in the prospectus. At the same place, make clear where this information may be found.

The Registrants have included the requested disclosure on page 65 of the prospectus.

Federal Income Tax Consequences, page 65
Classification of the Net Profits Interest, page 67
3.	We note your response to our prior comment 22 regarding why counsel is not rendering a “will” opinion. Please disclose this information in the filing.

The Registrants have included the requested disclosure on page 68 of the prospectus.

4.	In addition, please expand your disclosure of the material tax consequences to investors should the net profits interest not be treated as a production payment or otherwise as a debt instrument.

The Registrants have included the requested disclosure on page 70 of the prospectus.
State Tax Considerations, page 72
5.	We note the new disclosure you provide in this section, including the statement that such information is “based on the advice of local counsel.” To the extent that you retain representations regarding the applicable tax consequences, please identify counsel and file as exhibits their opinions. Refer to Item 601(b)(8) of Regulation S-K.

The Registrants have revised page 74 of the prospectus to help clarify that no representation as to state tax consequences is made. The Registrants note that the disclosure under “State Tax Considerations” in the prospectus is intended to be a general summary discussion of the state tax considerations associated with an investment in the trust units, without representations as to the state tax consequences for any particular investor due to the fact specific, case-by-case nature of applying state tax laws of fourteen different states to each type of investor and each investor’s unique circumstances. The Registrants also believe that the discussion contained in the “State Tax Considerations” section is not material to investors because state tax consequences will not have a material impact on the return to investors purchasing trust units. Additionally, the Registrants note that a registration statement filed with respect to a similar oil and natural gas royalty trust initial public offering (see Form S-1 of MV Oil Trust (Reg. No. 333-136609)) as well as registration statements filed with respect to oil and natural gas master limited partnerships initial public offerings (see Form S-1s of Constellation Energy Partners LLC (Reg. No. 333-134995), Williams Partners L.P. (Reg. No. 333-124517) and Eagle Rock Energy Partners, L. P. (Reg. No. 333-134750)) have not contained tax opinions relating to the state tax consequences discussed therein. Accordingly, the Registrants respectfully submit that no tax opinions relating to applicable state tax consequences are required pursuant to Item 601(b)(8) of Regulation S-K.

Exhibit 3.6
6.	Once you file the final, executed version of the trust agreement, we may have additional comments.

The Registrants have filed an updated form of Amended and Restated Trust Agreement as Exhibit 3.6 to the Amended Registration Statement and note that the only change was the inclusion of the number of trust units and Section 3.2(c). The Registrants advise the Staff that the Amended and Restated Trust Agreement will not be executed until the closing of the initial public offering of the trust units and that there will not be any further changes to the form of Amended and Restated Trust Agreement prior to execution that are material.
Exhibits 5.1 and 8.1
7.	Please obtain and file new or revised opinions in response to comments 8 through 13 below.

The Registrants have filed revised opinions as Exhibits 5.1 and 8.1 to the Amended Registration Statement in response to comments 8 through 13 below.

8.	The last paragraph of each opinion includes an inappropriate limitation on reliance. The second opinion also suggests that the tax opinion is being provided “solely for [the] benefit [of Whiting USA Trust I].” Readers of the opinions, including unitholders and potential unitholders, are entitled to rely upon the opinions.

The Registrants note that each opinion has been revised to eliminate limitations on reliance or make clear that unitholders and potential unitholders are entitled to rely on such opinions.
Exhibit 5.1
9.	Counsel suggests it has not reviewed any document (other than the documents identified) that is referred to in or incorporated by reference into the documents it reviewed, and assumes that there exists no provision in any document that it has not reviewed that is inconsistent with the opinions stated. Such qualification and assumption appear to be overly broad.

The Registrants note that counsel was retained as special Delaware counsel to the Trust for the limited purpose of providing the opinion required under Item 601(b)(5) of Regulation S-K. The Registrants respectfully submit that the review of other documents is not relevant to rendering the opinion required under Item 601(b)(5) of Regulation S-K because counsel has reviewed the Trust documents that govern whether the trust units will be legally issued, fully paid and non-assessable.

10.	Moreover, it appears that once the amended and restated trust agreement has been executed, you will need to obtain and file a new opinion of counsel to the extent that there have been any changes from the version reviewed and referenced in paragraph (d) that would be germane to the opinion being rendered.

As noted in the Registrants’ response to the Staff’s comment number 6, the Registrants advise the Staff that the Amended and Restated Trust Agreement will not be executed until the closing of the initial public offering of the trust units and that there will not be any further changes to the form of Amended and Restated Trust Agreement prior to execution that are germane to the opinion being rendered.

11.	The assumptions identified as (iv) and (v) are not appropriate with respect to either of the registrants, but only insofar as they pertain to third parties.

The Registrants note that the opinion filed as Exhibit 5.1 to the Amended Registration Statement has been revised so that the assumptions identified as (iv) and (v) do not apply to the Trust. The Registrants also respectfully submit that these assumptions, as they relate to Whiting, are not relevant to rendering an opinion that complies with Item 601(b)(5) of Regulation S-K because Whiting is not the entity issuing the trust units. Furthermore, the Registrants note that the counsel’s revised assumptions are similar to those assumptions contained in the opinion filed as an exhibit to the registration statement included pursuant to Item 601(b)(5) of Regulation S-K for a similar oil and natural gas royalty trust initial public offering (see Exhibit 5.1 to the Registration Statement on Form S-1 of MV Oil Trust (Reg. No. 333-136609) filed on November 9, 2006).

12.	Notwithstanding the statement set forth in the second numbered paragraph on page 3, the opinion must address whether the trust units will, when sold, be legally issued, fully paid and non-assessable, as Item 601(b)(5) of Regulation S-K requires.

The Registrants note that the opinion filed as Exhibit 5.1 to the Amended Registration Statement has been revised to state that the trust units will, when sold, be legally issued, fully paid and non-assessable as required under Item 601(b)(5) of Regulation S-K.

13.	Counsel must explain in necessary detail in its letter opinion any limits on the required opinion regarding assessability. We note the second sentence in the third numbered paragraph in that regard.

The Registrants note that the opinion filed as Exhibit 5.1 to the Amended Registration Statement has been revised to identify the sections of the form of Amended and Restated Trust Agreement that potentially could obligate Trust unitholders to make payments. The Registrants have revised pages 59 and 60 of the prospectus to expand disclosure relating to the Trust unitholders’ potential obligation to make payments under Section 6.13 and Article 11, respectively, of the form of Amended and Restated Trust Agreement. The Registrants also note that page 61 of the prospectus previously included disclosure relating to the Trust unitholders’ potential obligation to make payments pursuant to Section 8.02 of the form of Amended and Restated Trust Agreement. The Registrants

further note that the remaining sections of the form of Amended and Restated Trust Agreement identified in the opinion relate solely to the potential payment obligations of a Trust unitholder who is also a trustor (i.e., Whiting) and are inapplicable to purchasers of the trust units in the initial public offering as they will not be trustors.
Engineering Comments
Risk Factors, page 17
The reserves attributable to the underlying properties are depleting assets and production from those reserves will diminish over time. Furthermore, the trust is precluded from acquiring other oil and natural gas properties or net profits interests to replace the depleting assets and production, page 20
14.	We have reviewed your response to prior comment 30 from our letter dated December 18, 2007. You did not include the aggregate depletion percentage for the underlying properties as previously requested so we re-issue our prior comment. From Table I of your reserve report it appears that the aggregate depletion percentage of the underlying properties is approximately 93%.

The Registrants have revised page 20 of the prospectus to include the aggregate depletion percentage.

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